

December 20, 2011

Via E-mail
Mr. Alan Fine
Vice President of Finance
Roomlinx, Inc.
2150 W. 6th Ave., Unit H
Broomfield, Colorado 80020

> **Re:** **Roomlinx, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 1, 2011**
> **Form 10-K/A for the fiscal year ended December 31, 2010**
> **Filed May 18, 2011**
> **File No. 0-26213**

Dear Mr. Fine:

We have reviewed your response letter dated November 28, 2011 and your filings and have the following comments. As noted in our letter dated November 18, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2010

Consolidated Statements of Cash Flows, page 38

1. We note your response to comment one from our letter dated November 18, 2011. Tell us why it is appropriate to amortize the debt discount under the interest method over the exercise period of the warrant instead of the remaining period in the line of credit agreement. Please provide us a comparison of interest expense recorded under the two methods.

Leases receivable, page 42

2. Per your response to comment two from our letter dated November 18, 2011, "future presentation of the Consolidated Balance Sheet shall reflect Unearned Income with a corresponding increase to Lease Receivables." It is unclear to us how recording unearned income has the effect of producing a *corresponding increase to lease receivables.* Please tell us your basis for measurement of revenue, unearned income and lease receivables and provide us illustrative journal entries recording a typical sales-type lease at the inception of the lease. Confirm to us that revenue is recognized based on the present value of the minimum lease payments receivable and if not, tell us how you determine the amount of revenue recognized. Additionally, please clarify your reference to "aggregation of lease revenues" and what that amount represents.

Revenue Recognition, page 43

3. We note your response to comment three from our letter dated November 18, 2011. Tell us the average lead time that it takes to recover the VOD equipment sales price and how that compares with the terms of the arrangement. Since the timing of principal payments towards the VOD equipment sales price appears to be uncertain and the amounts are variable, please clarify what portion of the sale price is recorded at the inception of the arrangement. As we previously requested, please refer to your basis in the accounting literature. In order that we may better understand your response, please provide us illustrative journal entries recording the transaction at the inception of the arrangement as well as hypothetical terms and assumptions.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3384 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director